Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

January 2, 2024

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Ref: Disclosure under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

This is to inform that the Company has received an order from GST Authority towards tax demand including interest and penalty. The details as required under Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 are as hereunder:

Name of the authority	:	GST authorities, Office of Assistant Commissioner (CGST), Ahmedabad Gujarat
Nature and details of the action(s) taken, initiated or order(s) passed	:	The Company has received order seeking demand including interest and penalty in respect of Gujarat state under CGST Act, 2017.
Date of receipt of direction or order, including any ad-interim or interim orders, or any other communication from the authority	:	Order dated November 07, 2023 was received by the authorized officials of the Company on December 30, 2023.
Details of the violation(s)/ contravention(s) committed or alleged to be committed	:	The authority has passed the order on the contention that the Company has wrongly availed and utilized transitional credit of input tax.
Impact on financial, operation or other activities of the listed entity, quantifiable in monetary terms to the extent possible	:	There is no material impact on financials, operations or other activities of the Company. Tax – Rs. 41,14,128/- Interest – As per Section 50 of CGST Act 2017 Penalty – Rs. 8,22,826/-

The Company will file necessary appeal with the appellate authority in this regard..

This is for your information and records.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR